Independent Accountant's Report


To the Board of Trustees
IBJ Funds Trust


We have examined management's assertion about
IBJ Funds Trust's (comprising, respectively, the IBJ Reserve Money Market Fund, the IBJ
Core Fixed Income Fund, the IBJ Core Equity
Fund and the IBJ Blended Total Return Fund)
(the "Company") compliance with the
requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 (the "Act") as of November 30, 1999, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding
Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the
following tests performed as of November 30, 1999, and with respect to agreement of security and similar investments purchases and sales, for the period from August 31, 1999 (the date of last examination) through November 30, 1999:

       Count and inspection of all securities and similar investments located in the vault of IBJ Whitehall Bank & Trust Company in
         New York, without prior notice to
         management;
         Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Depository Trust
         Company and the Bank of New York);

         Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and of IBJ Whitehall Bank & Trust Company;

       Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with of IBJ
         Whitehall Bank & Trust Company's records;

       Agreement of five security and/or
         investment purchases and five security
         and/or investment sales or maturities since our last examination from the books and records of the Company to broker
         confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that IBJ Funds Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of
1940 as of November 30, 1999, with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of IBJ
Funds Trust and the Securities and Exchange
Commission and should not be used for any other purpose.

          ERNST & YOUNG LLP


January 6, 2000

            UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
        Washington, DC 20549

            FORM N-17f-2

Certificate of Accounting or Securities and Similar
   Investments in the Custody of
   Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File   Date examination
     Number:             completed:
     811- 8738           January 6, 2000

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO RICO

Other Specify:

3. Exact name of investment company as specified in registration statement: IBJ Funds Trust

4. Address of principal executive office: (number, street, city, state, zip code) 4400 Computer Drive, Westboro, MA 01581

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT
           PUBLIC ACCOUNTANT